Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones and Sherry Haywood

Re:	Resolute Forest Products Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 5, 2022

File No. 001-33776

Ladies and Gentlemen:

On behalf of our client, Resolute Forest Products Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 26, 2022 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 5, 2022 (File No. 001-33776) (the “Preliminary Proxy Statement”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and further below is the response of the Company with respect thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

General

1.

Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic, such as Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1998).

Response to Comment 1

The Company respectfully advises the Staff that (i) the contractual contingent value rights (the “CVRs”) as described in the Preliminary Proxy Statement are not “securities” under the Securities Act of 1933, as amended (the “Securities Act”), (ii) registration of the offer and sale of the CVRs under the Securities Act is not required and (iii) treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

Staff No-Action Letter Precedents

The Staff has consistently taken the position it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs included in the Company’s proposed merger, were not registered under the Securities Act. In the Minnesota Mining and Manufacturing Co. SEC No-Action Letter (Oct. 13, 1988) and other no-action letters, the Staff has noted the following factors when granting such no-action relief:

(1)	the rights are an integral part of the consideration to be received in the merger or tender offer;

(2)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(3)	the rights do not bear a stated rate of interest;

(4)	the rights are nontransferable, except by operation of law; and

(5)	the rights will not be evidenced by any form of certificate or instrument.[1]

In addition to the foregoing factors, in other no-action letters the Staff has noted as a factor when granting such no-action relief that the CVRs will be granted pro-rata2 and transfers by will or intestacy are permitted.3 Furthermore, the Staff has sometimes sought confirmation that any amount ultimately paid to the selling stockholders pursuant to a CVR will not depend on the operating results of a surviving company or any constituent company to an applicable merger.4 When the Staff has considered whether any contingent payments will depend on a company’s operating results, it has applied this requirement narrowly to find, for example, that milestones related to revenues generated by particular products do not depend on the overall operating results of the applicable company and has granted no-action relief.5

Recent Transactions

The criteria established in the no-action letters noted above are well-established and have been relied on in numerous transactions involving contractual contingent payment rights that were not registered under the Securities Act, including but not limited to the following recent transactions:

•

Alexion Pharmaceuticals, Inc.’s 2019 acquisition of Achillion Pharmaceuticals, Inc., in which Alexion Pharmaceuticals, Inc. agreed to pay, for each share of Achillion Pharmaceuticals, Inc., $6.30 in cash and one non-transferable CVR, which represented the right to receive two payments of $1.00 in cash payable upon the achievement of certain milestones related to the trial and approval of a new drug.

[1]

See, e.g., Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1988); Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. Apr. 7, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

[2]	See, e.g., Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002) and Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002).
[3]

See, e.g., Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

[4]	See Genentech Clinical Partners (avail. Apr. 18, 1989) and Northwestern Mutual Life Insurance Co. (avail. Mar. 3, 1983); but see Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1988).
[5]	See Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Essex Commc’n Corp. (avail. June 28, 1988).

•

LyondellBasell Industries N.V.’s 2018 acquisition of A. Schulman, Inc., in which LyondellBasell Industries N.V. agreed to pay, for each share of A. Schulman, Inc., $42.00 in cash and one non-transferable CVR, which represented the right to receive a pro-rata share of net proceeds received from claims arising from certain prior acquisitions by A. Schulman, Inc. and its subsidiary.

•

First Eagle Holdings, Inc.’s 2017 acquisition of NewStar Financial, Inc., in which First Eagle Holdings, Inc. agreed to pay, for each share of NewStar Financial, Inc., $11.44 in cash plus a nontransferable CVR, which represented the contractual right to receive a pro-rata share of certain post-closing U.S. income tax refunds received by NewStar Financial, Inc. as a result of losses recognized upon the closing of an asset sale, upon which the acquisition by First Eagle Holdings, Inc. was conditioned.

•

Allergan plc and Sapphire Acquisition Corp’s 2016 tender offer for all of the outstanding shares of Tobira Therapeutics, Inc., in which the purchasing parties agreed to pay $28.35 in cash for each share of Tobira, plus a nontransferable CVR payable upon certain milestones related to the trial, approval and launch of a new, experimental drug.

•

Shire Pharmaceuticals International’s 2016 acquisition of Dyax Corp., in which Shire Pharmaceuticals International agreed to pay, for each share of Dyax Corp., $37.30 in cash and one non-transferable CVR, which represented the right to receive a payment of $4.00 in cash upon certain drug licensing approval milestones.

•

AB Acquisition LLC’s 2015 acquisition of Safeway Inc., in which AB Acquisition LLC agreed to pay, for each share of Safeway Inc. outstanding, $32.50 in cash plus two nontransferable CVRs, the value of which was dependent on the consideration received, if any, for the sale of Safeway Inc.’s real-estate development subsidiary and the monetization of its 49% equity interest in Mexico-based food and general merchandise retailer Casa Ley, S.A. de C.V.

•

BioMarin Falcons B.V. and BioMarin Giants B.V.’s 2015 acquisition of Prosensa Holding N.V., in which BioMarin Falcons B.V. and BioMarin Giants B.V. agreed to pay, for each issued and outstanding ordinary share of Prosensa Holding N.V., $17.75 in cash, plus a nontransferable CVR, which represented the contractual right to receive cash payments upon the achievement of certain product approval milestones.

•

Daiichi Sankyo Company, Ltd’s 2014 tender offer for all of the outstanding shares of Ambit Biosciences Corporation, in which Daiichi Sankyo agreed to pay, for each share of Ambit Biosciences, $15 in cash plus a nontransferable CVR to receive cash payments upon the achievement of certain commercialization milestones related to the launch in the United States of products approved to treat certain conditions.

•

Forest Laboratories, Inc.’s 2014 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay, for each share of Furiex Pharmaceuticals, $95 plus a nontransferable CVR to receive up to an additional $30 per share cash payments upon the achievement of certain regulatory milestones related to U.S. Food and Drug Administration approval of new drug applications.

•

Cubist Pharmaceuticals, Inc.’s 2013 acquisition of Trius Therapeutics, in which Cubist agreed to pay, for each share of Trius Therapeutics, $13.50 in cash plus a nontransferable CVR to receive up to $2 per share upon the achievement of certain milestones based on net sales of certain products.

The Contingent Value Rights in the Merger

As described in the Preliminary Proxy Statement, the CVRs would give holders of the Company’s shares of common stock the contractual right to receive their pro rata portion of all amounts, if any, received by the Company or any of its subsidiaries or permitted assignees, in respect of approximately $500 million of deposits on estimated softwood lumber duties paid by the Company through June 30, 2022, including any interest paid by an applicable governmental authority in respect thereof, net of certain expenses and of applicable tax and withholding.

As described below, the CVRs to be issued in the merger have each of the required characteristics the Staff has identified in the cited no-action letters. Similarly, these same characteristics were present in the recent transactions listed above:

•

The CVRs are an integral part of the consideration to be received by the holders of the Company’s common stock in the merger. At the closing of the merger, each share of the Company’s common stock will be converted into the right to receive (i) $20.50 per share in cash and (ii) one CVR. The value of the CVRs will ultimately be determined by the terms and timing of the resolution of the softwood lumber dispute between Canada and the United States. As described in “The Merger – Opinion of CIBC World Markets Corp. – Summary of Financial Analyses” in the Preliminary Proxy Statement, based on the nominal value of $500 million in lumber duties as of June 30, 2022, the estimated CVR probabilities and applying the Company’s estimated weighted average cost of capital, the CVRs have an estimated present value of up to $2.94 per share, potentially representing a significant portion of the consideration to be received by the holders of the Company’s common stock. The board of directors of the Company took this into account in determining whether to approve and to recommend the merger proposal to the stockholders of the Company as further described in “Reasons for Recommending the Adoption of the Merger Agreement” in the Preliminary Proxy Statement. See also Section 2.5(b) of the merger agreement (attached as Annex A to the Preliminary Proxy Statement).

•

The CVRs will not represent any equity or ownership interest in the Company, Domtar Corporation, or any affiliate thereof, in any constituent company to the merger, or in any other person and will not be represented by any certificates or other instruments. In addition, the CVRs will not have any voting or dividend rights and no interest shall accrue on any amounts payable on the CVR to any holder. See Section 2.11(a) of the merger agreement.

•

The CVRs may not be sold, assigned, transferred, pledged or encumbered in any manner, other than transfers by will or intestacy, by inter vivos or testamentary trust where the CVR is to be passed to the beneficiaries upon the death of the trustee, pursuant to a court order, by operation of law, or in connection with the dissolution, liquidation or termination of a corporation, limited liability company, partnership or other person which is the holder thereof. See Section 2.11(b) of the merger agreement.

•

Any amount ultimately paid to stockholders pursuant to the CVRs will not depend in any way upon the general operating results of the Company, Domtar Corporation, or any affiliate thereof. Rather, such amounts will depend only on the terms and timing of the resolution of the softwood lumber dispute between Canada and the United States.

Accordingly, we respectfully submit that the CVRs fit within the long line of no-action letters issued by the Staff on this topic and thus are not “securities” within the meaning of Section 2(a)(1) of the Securities Act, and, accordingly, registration of the offer and sale of the CVRs under the Securities Act is not required.

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3434.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Resolute Forest Products Inc.
Remi Lalonde Stephanie Leclaire